MICHELIN

02028204

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March 18, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

RECEIVED
APR 0 1 2002

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

PROCESSED
APR 19 2002
THOMSON FINANCIAL

1. Letter to stockholders dated November 2001.

2. Communication - CGEM 2001 results.

3. Preliminary Offering Memorandum.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
General Counsel

4/10

SEC File #82-3354


MICHELIN
Letter to stockholders

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Dear Sir or Madam,
Dear Stockholders,



Concorde flies again!

This news received extensive media coverage on both sides of the Atlantic, as did Michelin's role in this technical exploit.

In my view, what we should remember about this event is that, once again, your Company was able to demonstrate an extraordinary ability to accept a highly difficult technical challenge and provide the solution within a very short time. Only Michelin was able to achieve this.

Michelin will always remain committed to this principle: its development stems from uncontested leadership in terms of innovation and quality.

I should also like to point out that, while this exploit was hailed enthusiastically by all our partners and observers, we do achieve many other technical feats every year in sectors where our activities attract less media interest: earthmover tires, tires for road transport, agricultural tires, car tires – in fact wherever there is a need for performance, a need for characteristics to go beyond the boundaries of the present and a need for safety. So, hats off to all our teams!

Technical performance, but also economic performance.

Certainly, the tragic events of September 11th aggravated a downturn that had been looming in the United States since the second half of 2001. From the beginning of 2001, we implemented very strict measures in managing costs and inventories. This step, combined with a determined strategy of targeted growth on the most buoyant markets and firm sales prices, has meant that, up until now, we have resisted much better than our competitors and most other companies in the automobile and transport sectors.

...rformance in the third quarter is in line with the indications given in July.

...nfident about the future and particularly in our ability to meet our medium-

...en by your company to create a Fund to help victims

... Washington, only hours after the tragic events,

...y from the 25,000 Michelin USA employees

...a number of messages most warmly

... will feel associated with this

...ouard Michelin



Third quarter performance on track, despite difficult environment

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Over the third quarter, in spite of an 11% drop in volumes in September, the Group is in line with the indications given at the end of July. At 11.70 billion euros, consolidated net sales on September 30, 2001 were up 3.6% thanks to a continuously strong price / mix effect; volumes fell 2.4% in a declining world tire market. The lack of visibility on the fourth quarter, brought about by the dramatic events of September 11, has led Michelin to reinforce the tight monitoring measures that were decided as early as April.
Michelin is preparing itself to face a further weakening in worldwide economies for 2002. The Group therefore is already anticipating additional structural efforts.

Net sales at september 30, 2001

In an environment which for several months had been experiencing the slowdown the Group had forecasted, the attacks the United Sates were victims of on September 11 had immediate repercussions on the North American tire markets. European markets were also impacted in the last days of the third quarter, although to a lesser extent. In the sole month of September, sales volumes were down 11%. The decline in net sales for the same month is, however, limited to 5%.

The clear improvement in its internal performances and the initial results of the measures taken as early as April anabled Michelin, as far as the third quarter goes, to be in line with the indications it gave in July.
Nonetheless, in this uncertain environment, prudent management calls for the continuation of a twofold policy:

- Rigorous cost management, tight control over costs and capital expenditure, and more generally, over working capital requirements.
- Structural improvement actions: initiatio the cost cutting program in North A further implementation of the pla competitiveness in Europe its second year. In th announced the c 2002, of the Germany, B

French unions an agreement pertaining to the implementation of an Early Retirement Plan ("Convention de Cessation Anticipée d'Activité"). This agreement will lead to the early retirement of 4,900 employees by 2006. In compensation, it will generate 2,000 new jobs. In a cautious move, the Group decided to provide at year end for the cost corresponding to the early retirements that will take place beyond the 2000/2002 period of the plan to improve competitiveness in Europe. This plan had been announced and provisioned for in September 1999.

At this stage, and taking into account the uncertainties on the length, the magnitude and the spreading of the US recession to geographical areas, **the G visibility on the ev markets in 200**
This is wh Gro


MICHELIN

Michelin meets its stockholders: 3000 people at the Palais des Congrès, Paris, in September.

Almost 3,000 people attended a meeting of Michelin stockholders, held in Paris at the Palais des Congrès on Thursday, 13 September 2000. This provided an opportunity for both Edouard Michelin, who manages the Group, and several members of the Executive Board, to present the Group's strategy and answer stockholders' questions.

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"Daring technological innovation is at the core of Michelin's success"

(Didier Miraton, Research Director)

The combined design of tires, suspension, braking equipment and vehicle stabilization systems is paving the way for extensive innovation. The Company's core skills in road-holding, with the backing of powerful partners such as Bosch, TRW and Wabco in the fields of electronics and braking, will enable it to produce revolutionary systems to improve vehicle grip and safety. Michelin is fortunate to be able to enhance the technological content of its products to an even greater extent.

"The potential for growth is outstanding"

(Hervé Coyco, Manager of the Passenger Car and Light Truck Product Line)

There is an outstanding potential for growth on the passenger car and light truck markets, which continue to expand, principally in segments such as High-Performance vehicles and SUVs (Sport Utility Vehicles) where build-up has been particularly strong. This represents a remarkable opportunity for us since these are also the most pro segments.

We have a threefold strategy bas in all distribution channe with worldwide autom reinforcement of th the consumer

The Company's Stock Market value is bound to rise eventually"

(Michel Rollier, Financial Director)

Michelin's principal results underscore the Company's sound economic fundamentals. Its performance on the stock market, however, does not reflect these good results, despite the fact that they are among the best in the tire industry. A number of reasons have been put forward including the slowdown in the American economy and its impact on Europe, sharp increases in the prices of raw materials and persistent weakness of the euro against the dollar and the yen. Nevertheless, this has not prevented Michelin, from pursuing a policy to substantially increase dividends: stock income, tax credit included, nearly doubled from 1995 to 2000, rising from 0.63 euros to 1.2 euros. The Company's stock prices will ultimately see a significant upward trend thanks to the structure of its business (high percentage of Replacement tire sales), a profitable growth strategy, a selective investment policy and absolute transparency in financial communication.

"Mobility, a value with a future"

"Contributing to the progress of mobility is at the very core of our strategy"

(Edouard Michelin)

What is our strategy for t

Edouard Michelin first tremendous satisfact joint venture into th



The adoption of all these measures, together with the still to-be provisioned portion related to the above mentioned early retirement plan, will lead to a combined additional 200 million euros of exceptional provisions, as of December 31, 2001.
As a consequence, the total amount of provisions to write in the second half will be around 300 million euros, including the already announced provision for the plan to structurally reduce costs in North America. All in all, Michelin should be in a position to reduce its operating costs by 150 million euros, on a full year basis, starting 2002, and by a minimum 300 millions euros of accrued savings starting at the end of 2003.

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	As of September 30, 2001	As of September 30, 2000
Consolidated net sales (in millions of euros)	**11,701.7**	11,292.2
	3rd quarter 2001	3rd quarter 2000
	3,991.6	3,915.6

	Year-to-date as of September 30, 2001		3rd quarter 2001	
	Total variation (Sept. 30, 2001 / Sept. 30, 2000)		Total variation (Q3 2001 / Q3 2000)	
	In millions of €	**As % year-to-date**	In millions of €	As % year-to-date
	+ 409.4	+ 3.6%	+ 76.0	+ 1.9%
Of which: Exchange rates	+ 65.9	+ 0.6%	- 47.1	-1.2%
Volumes	- 271.7	- 2.4%	- 114.0	- 2.9%
Price / Mix	+ 630.3	+ 5.7%	+ 240.8	+ 6.4%
Scope	- 15.0	- 0.1%	-3.7	- 0.1%

Net sales change

Year-to-date as of September 30, 2001 / 9 months 2000

	9 months 2001 (in millions of euros)	Δ 9 months 2001/2000 (in %)
	11,701.7	+ 3.6%
	5,933.4	+ 6.5%
	2,904.7	- 3.6%
	⁻73.4	+ 4.6%

⁻uarter 2000

	Δ 3rd quarter 2001/2000 (in %)
	1.9%
	⁻%



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On the road during the "Michelin Challenge Bibendum"

Michelin and Bosch. A strategic agreement

Michelin and Bosch made a public announcement at the Frankfurt Motor Show concerning their partnership agreement on the development and commercialization of vehicle dynamic stability control systems. **These systems will bring significant improvements to safety and mobility** through an optimized combination of tires and electronic vehicle control technology.

Several joint development projects are currently under way with Bosch. The aim of the first of these is to provide added mobility in the event of loss of pressure by combining the Michelin PAX System with the electronic stabilization program, ESP, or future Bosch "brake-by-wire" systems. The introduction of an integrated system of this kind is scheduled for 2004. In addition, by 2005, we plan to launch the standard production of a system that reduces braking distance by 15% by optimizing the association of ESP with high-performance tires.


MICHELIN
BOSCH

The Michelin/TRW alliance - stepping up the "pressure"

One year after the announcement of our partnership with TRW, "The EnTire Solution" - **the new system produced by pooling our respective skills - has been chosen by a major European vehicle manufacturer.**

This complete, innovative monitoring and warning system informs the driver as soon as a tire loses pressure.

In the course of the past few months, Michelin and TRW staff have realized that their current activities represent only the initial phase in the developm of joint projects for the future. Our two cor are in fact already hard at work generation of tire monitoring s commercialized in 2006.

TRW is the leader in the safety systems, systems and o

And what if the Earth was the real Challenge?

The 3rd "Michelin Challenge Bibendum" took place from 26 to 29 October in the United States between Los Angeles and Las Vegas. Organized by Michelin, **this race for clean cars** was once again a showcase for international constructors to present the results of their research into the protection of the environment and to assess which vehicles cause the least pollution.

Numerous vehicles using new technology (electric engines, fuel cells, biofuel, low-pollution hybrid or thermal engines) were able to test their performance in terms of fuel savings, noise levels, CO_2 emission, road handling and design.

The "Michelin Challenge Bibendum" is fully in line with the strategy of Sustainable Developments in the entire automobile industry and associated sectors. Every year, the meeting is a forum for spectacular progress. We would therefore like to thank the vehicle manufacturers and parts manufacturers who work alongside us in this adventure for the benefit of the environment.

Thanks to the "Michelin Challenge Bibendum", the most innovative, energy-saving solutions and the newest technology, associated with the progress made by Michelin's engineers in the manufacturing of tires, mean that the Earth can only gain from the future improvements to automobiles.


GPL
Carbugaz



Didier Miraton, Hervé Coyco, Michel Rollier, Edouard Michelin and François-Xavier Pietri

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given to road transport, which is expected to expand in the course of the next thirty years, combined with the growth in the numbers of cars on the road. In addition to increased quantities, there is also a strategic opportunity because the cars of the future will be better adapted to the requirements of society in general. Tires will ensure lower energy consumption, less pollution and noise, improved safety and be more design-related to the vehicle.

Moving towards sustainable, profitable world growth

In this context, Michelin intends to become the undisputed leader on the tire market, through its potential for innovation, its ability to achieve high-performance results, the reliability and quality of its products and, finally, the sheer strength of its brands. Michelin is looking for lasting, robust growth, particularly on the most technically demanding markets. It has therefore set itself an ambitious but achievable objective of a 10% margin by 2005 and, at the same time, it intends to pursue its aim of becoming Number 2 in Asia in all sectors of the tire industry.



"We have acquired two essential tools which make the Company one of the profession's most crucial players", indicated Edouard Michelin. In service activities, through integrated distribution networks, Michelin has gradually expanded its portfolio of services: emergency ...tance services, on-site services, per-kilometer ...xtension of its printed and online ...com). In the field of road- ...tems, Michelin has the ... reinforced by ...nerts.

introduced in 1999, particularly after the announcement that the French plant in Soissons was going to be closed. Today, 18 months after the closure of this site, thanks to the establishment of a Job Search Center and the intervention of SIDE - Michelin's Industrialization and Economic Development Company - the jobs created in the Soissons employment pool will exceed the redundancies.

"The Group has a profound regard for the quality of human relationships and employee dialogue", pointed out Edouard Michelin. Recent negotiations on the 35-hour working week reflect this renewed, more peaceful dialogue. Moreover, wishing to consolidate its human resources, the Group has encouraged employee stock ownership by introducing an employee stock ownership plan and a stock-options plan for management staff.

The meeting ended with a question-and-answer session, the management team replying to queries put by stockholders. Edouard Michelin emphasized the importance that he attached to employee stock ownership since employees had indicated their high expectations on this point. He then situated the Group's positioning from an international standpoint, explaining that the emphasis placed on the Chinese market was in no way detrimental to expansion in Latin America (particularly in Brazil and Argentina). Furthermore, he intends to combine the Group's internal growth policy with a selective external growth policy. He also emphasized the Company's lasting commitment to Formula 1. Finally, he announced that the funds derived from the sale of some of its stocks in Peugeot had been used to reduce the Company's debt position. This decision was welcomed by the ...tockholders.

...onclusion, Edouard Michelin thanked ...ders for the trust they had placed in the ...team, even in the most difficult ...d that Management would ...y effort to ensure that ...full benefits from the

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A resistant stock value

Comparative trends for Michelin stock and the CAC 40


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Michelin

The growing awareness of the Company's fundamental values and the clear readability of its strategy are directly reflected in the resistance of the security's value on the stock exchange.

Help for victims of the attacks in the US

Michelin wished to express its solidarity with the people affected by the catastrophic attacks on 11 September, while helping them at the same time. The Company set up a **1 million dollar relief Fund for victims** a few days after the tragedy.

Retirement to create jobs

On 15 October, the Group signed an **Early Retirement Agreement** with three French unions. This agreement, when validated by the Department of Employment, will enable 4,900 French employees, aged 57 and over, to take early retirement between now and 2006. During this period, the agreement will enable the Group to create 2,000 jobs.

Takeover of Stomil Olsztyn

Following the takeover bid made on 13 September at the request of minority stockholders, **Michelin now holds 65.78% of the share capital** of its Polish subsidiary, Stomil Olsztyn.

Michelin on top in press surveys

The Michelin Company and brand name have taken first or second place in surveys carried out by the French press on two occasions since the summer.

In its 30 August issue, "L'Expansion" magazine awarded Michelin the title of the "French managers' favorite Company". This classification is the result of a public opinion survey conducted by the IFOP and L'Expansion among 1,350 management staff who rated 207 companies. The general classification was made on the basis of six criteria: international development, financial appeal, advertising efficiency, innovation, product and service appeal and professional appeal. Moreover, Michelin is the first company to have won this distinction twice, as it had already been awarded the title in 1997.


L'EXPANSION
Baromètre exclusif
IFOP-L'EXPANSION
VOS ENTREPRISES PRÉFÉRÉES
Michelin : la résurrection
Danone : la punition
Total : la rédemption
PAGE 48
ASSURANCE : UNE HISTOIRE D'ARGENT SALE

Next in line was the November issue of "Capital" which awarded **Michelin second place** in the brands preferred by the French, on the heels of Evian, **based on 105 prominent international brands**. Michelin is ranked as the Number 1 brand by men and the Number 8 brand by women.

The best brands are those that last...

Finally, from a purely journalistic standpoint, the international press widely reported **Michelin's major involvement in putting Concorde back into the skies**, equipped with new NZG technology tires. Journalists also acclaimed the presentation of C3M, the revolutionary tool, the responsiveness of which will enable the Company to meet orders for high added-value products on sustained growth markets (top-of-the range passenger car, S.U.V and winter tires, etc.).

Keys Dates in the Future

- ***Meeting of Stockholders in Lille - France:***
  December 13, at the Grand Palais
- ***Publication of the net sales figures for 2001:***
  February 6, 2002 after Stock Exchange closing time
- ***Publicatio***
  Febru

Stockholder Relations Fi

Jacques-Henri Thonier

12, cours Sablon
63000 Clermont-Ferrand - FRAN

Tél. 33 (0) 4 73 98 59 00
Fax 33 (0) 4 73 98 59 0
Toll-free calls in F


Allianz
COMPAQ
Castrol

Ralph Schumacher at the wheel of his BMW Williams / Michelin.

The plan calls for **an annual reduction in operating costs of 200 million dollars** in the USA, Canada and Mexico. These savings, 125 million dollars of which will be visible by 2002, will require a 7% reduction in staffing levels in North America between now and 2003, resulting in 2,000 job cuts. Most of the job cuts should be achieved by natural attrition or voluntary resignations.

Despite the growth in market shares, Michelin North America needs to adjust its production capacities in order to stay in the black.

On 8 November, the plants in Tuscaloosa, Alabama, and Spartanburg, South Carolina, announced details of the measures to be taken: a redundancy plan, non-replacement of staff leaving the Company, fixed-term employment contracts, outsourcing and measures to encourage voluntary resignation will be examined, as applicable.

The implementation of this plan will result in the exceptional expense of around one hundred million dollars in the Group's second semester accounts.

Continued improvement of our competitiveness in Europe

In the context of the Group's plan to improve its competitiveness in Europe implemented two years ago, **3 manufacturing entities will cease to operate in 2002:**

- the Burnley truck tire production plant in the United Kingdom will close in April;
- the steel cord production workshop and the mold repair workshop in Stoke-on-Trent will close in September;
- the semi-finished products production workshop 'n St Ingbert, Germany.

'r, these decisions will involve the loss of ... included in the figure already ...e European plan.

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of their Williams BMWs brought Michelin 4 new wins in Formula 1


CAMPARI

As Edouard Michelin pointed out, "Michelin's objective in racing is to give the teams and drivers a competitive advantage". This is undoubtedly the message received by West McLaren Mercedes, the team in second place in the 2001 Championship, which has just signed a partnership agreement with us for 2002. Next season, Toyota is planning on joining the ranks of F1 teams, equipped with Michelin tires.

Moreover, Edouard Michelin was invited to participate in the presentation of the new Toyota F1 car in Japan in October.

Michelin has held its own well in other disciplines: it came first and second in the Le Mans 24-hour Race with Audi, won the World 500 cc Motorbike Championship Constructor-Driver double with Honda and Valentino Rossi as well as the World Superbike Championship with Ducatti and Bayliss. In the World Rally Championship, Michelin has just won the Constructors' world title ʰ Peugeot.



COMMUNIQUE

February 26, 2002

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

2001 results : Michelin shows good resilience in difficult environment. Close monitoring of activities. Leadership strengthened.

The deterioration of the world economy and of the decline in tire markets, especially sharp in North America, have weighed on operating and on net income.

At 6.6%, operating margin is in line with the objective announced last July. It is off one point compared to last year, in spite of a severely deteriorated environment and reduced sales volumes.

Inventories have been kept under tight control. They are down in absolute terms as well as a percentage of net sales. In this adverse context, the increase in operating margin of the Passenger Car / Light Truck sector validates the strategy carried out by the Group.

Taking advantage of a stronger financial structure, Michelin continued to prepare for its future development by investing in new products and markets and in countries with high growth potential.

For 2002, Michelin is forecasting still difficult market conditions in the first half. Taking into account the uncertainty of a turnaround in the second half, the Group is targeting for the whole year an operating margin between 6.7% and 7.4%.

Under these circumstances, strengthened by the structural and lasting improvements that it has been accomplishing for several years now, Michelin will pursue its strategy and remains confident in its ability to improve its financial profitability.

A dividend of 0.85 euro per share, up 6% on 2001, will be submitted to the General Shareholders' meeting, scheduled to convene on May 17, 2002.

"Michelin kept its course in a particularly difficult environment. Our results are in line with our objectives. They performed better than competition." said Mr Edouard Michelin.

* * *

In Millions of Euros	December 31, 2001	Variation 2001 / 2000	December 31, 2000
Net sales	15,775	+2.5 %	15,396
Operating income	1,040	-10.5%	1,162
Operating margin as a % of net sales	6.6%		7,6%
Net sales	314	-28.4%	438

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Net sales up 2.5% in an difficult economic environment

Net sales are up 2.5% compared to 2001. If sales volumes expressed in tons are down 2.8%, this decline is however less pronounced than the fall in world tire markets which was quite significant.

Starting in the Spring , North and South American economies continued to slow down, even if the fears of a strong recession, following the September 11 events have not materialized. The second half, and more particularly the fourth quarter show quite a slow down.

At 6.6%, operating margin is in line with the 6.2% - 6.8% targeted by the Group last July.

This one point decline compared to 2000 (7.6%) is mainly due to:

- The brutal deterioration of the Truck activity: in North America, collapse of the Original Equipment (OE) segment throughout the year, weak Replacement (RT) market in Q1. In Europe, dull Replacement market, first signs of a depressed OE market in H2;
- Depressed Passenger Car / Light truck activity: weakness in North America, decline in the European winter tire market, a segment that is traditionally highly profitable;
- The impact of raw materials on the cost of goods sold: in spite of a 1.6% fall in costs of purchasing, lower raw materials have not yet materialized in the costs of goods sold compared to 2000. Year over year, the Group has been hurt by the sharp appreciation of the cost of raw materials purchases in the second half of 2000. (+8% in FY 2000 compared to 1999) and in H1 2001 (+5% first semester on first semester).

- The effort of reduction in inventories: it translated into a marked slow down of production and into a lower absorption of fixed costs;
- The depressing effect of exchange rate fluctuations on the 2001 operating margin, related to, notably, the drop in the Euro / US dollar (close to 3%), and to the sharp depreciation of the Brazilian real and of the Argentinean peso.

Several encouraging factors, however, have helped dampen the decline in operating margin :

- The continuing price / mix improvement, in particular in Passenger Car / Light Truck. It turns out that the share of Performance and SUV tires in Passenger Car / Light Truck sales volumes reached 43.4% in 2001, against 30% three years ago only;
- the continuation and deepening of the structural program to improve productivity in Europe and in the rest of the world ;
- the price increases of the second half 2000 and throughout 2001 which are all sticking.

28% decline in net income, penalized by an exceptionally high tax rate and a number of non recurring provisions

In spite of stable indebtedness and of lower interest rates since the beginning of 2001, the Group's financial income is off 6 million Euros, mostly because of forex losses. These are related to the depreciation of certain currencies : in particular, the Group has, in its 2001 consolidated accounts, fully accounted for the more than 30% fall in the Argentinean peso that took place in January 2002.

Net non-recurring expense is 29 million Euros, to be compared with a loss of 76 million Euros in 2000.

Capital gains on disposals were 363 million Euros ; for the most part, they are related to the capital gain realized on the disposal of a 2.8% stake in Peugeot S.A., in June 2001. The profit made on disposals, however, is compensated for by various exceptional charges: they are essentially made up of provisions related to the implementation of the 35 hour week in France, to a series of additional restructuring measures and to the North American plan for structural savings of 200 million dollars per year.

The sharp increase in the tax rate also explains the fall in net income. Indeed, it is exceptionally high:

49.7%, against 38.6% in 2000. Michelin has decided to adopt a cautious stance and not to activate deferred taxes in certain subsidiaries that are affected by restructuring measures or by the deterioration of their environment. Going forward, this situation should progressively improve.

These exceptional costs should not appear again in 2002.

Improvement of « *free cash flow* » sustained by better working capital management and by increased selectivity in investments

Showing prompt reactivity, the Group adjusted as early as April 2001 its investment volumes to a deteriorating environment: It was able to reduce them compared to 2000. Net

investments in tangible and non tangible assets, excluding in the investment in the creation of the Shanghai Michelin Warrior joint-stock company, are down 0.2 point at 6.9% of net sales.

With the Group's vigorous actions taken to bring down inventories, working capital requirement was off 73 million Euros, going from 34.5% of net sales at December 30, 2000 down to 33% at December 31, 2001.

At constant exchange rate parities, inventories at the end of 2001, were a mere 20.9% of net sales, against 22.9% at the end of 2000. In particular, inventories of finished products go from 14.7% down to 13.8% of net sales.

Together with the decrease in accounts receivables, these progresses contribute to the improvement of the free cash flow by more than 100 million Euros (excluding capital gains on disposals). Including the capital gains, free cash flow is positive for the first time in three years at 309 million Euros.

Stabilization and reorganization of indebtedness

At 4.88 billion Euros, Michelin's net indebtedness has been reduced by 44 million Euros. Excluding the impact of currency fluctuations and of change in the scope if consolidation, net indebtedness is actually down 169 million Euros (-3.4%). Adopting a cautious stance in the light of the economic uncertainties that were prevailing at the end of 2001, and are still valid for 2002, the Group reorganized the maturities of its debt last October. In order to do so, the Group drew on its 905 million dollars subordinated credit facility set up in 2000 and has reimbursed a similar amount of short term credits.

The net debt to equity ratio is 1.13, slightly below its December 31, 2000 level of 1.19. The strength of Group's financial structure can also be seen in its interest cover ratio : operating income covers 3.3 times current financial charges.

Higher Research and Development expenses

In 2001, Michelin invested 702 million Euros in R&D, which represents a 0.2 increase at 4.4% of net sales.

This increase illustrates the importance given by the Group to innovation and to the development of products and services that will generate future growth. 2001 saw the following launches : Truck tire X One, aircraft tire NZG, Drice ice tire in Japan, agricultural tire MachXBib, XDR the wordl's biggest earthmover tire, the Entire Solution in cooperation with TRW, IVTM with Wabco, the Optimised Contact Patch, long term strategic partnership with Bosch, the continuing development of PAX System, of the C3M, etc.

Financial Information by Sector

	Net Sales					Operating margin (As a % of net sales)	
	2001		**2000**		**Variation 01/ 00**	**2001**	2000
	MEuros	*In % of total*	*M Euros*	*In % of total*			
Passenger Car / Light Truck	711	68.4%	584	50.3%	*+21.7%*	8.9%	7.6%
Truck	343	33.0%	558	48.0%	*-38.5%*	8.8%	13.6%
Other activities	(14)	(1.3%)	20	1.7%		-0.3%	0.4%
Total Group	**1,040**	**100%**	**1,162**	**100%**	***-10.5%***	**6.6%**	**7.6%**

Passenger Car / Light Truck tire: operating income markedly higher

At 8.9%, operating margin shows marked improvement compared to last year. This has been the case throughout the year.

This is due to:

- a favorable Original Equipment / Replacement mix,
- the firmness of the price increases implemented in the course of the year,
- the impact of the Group's tangible growth on high value added segments such High Performance (VZ) and 4x4,
- the accelerating progress of sales by Michelin Group's « flag » brands (Michelin, BFGoodrich)
- a strict cost control, in spite of a pronounced slow down of production at the end of the year and by an unfavorable impact of raw materials.

These good results demonstrate the validity of the refocusing strategy that the Group initiated several years ago. This approach contributes to raise profitability by:

- better balancing sales between Original Equipment and Replacement,
- putting particular emphasis on high added value segments, without, however, while remaining active on the mass market,
- aiming at generating appropriate pricing for the value that products are bringing to customers.

Truck tire : decline in operating margin limited by sustained price increases in Europe and some gains in market shares

The successes of the Truck sector in Europe, South America and Asia have not been sufficient to compensate neither for the fall in North American markets nor for the loss of Replacement market shares in Q1 in that region or for the sharp depreciation of the Brazilian real.

Combined with:

- the negative impact of raw materials,
- the severe but necessary decrease in inventories, by slowing down production as early as March,

these events explains why the operating margin is off 4.8 points compared to the previous year.

At 8.8%, it nonetheless remains one of the highest in the Truck tire industry.

Other activities : operating margin penalized by costs to develop new markets and services.

The operating profitability of the Other Activities, at –0.3%, is down compared to 2000. Although most of the other industrial activities and Euromaster have made clear progress, the start up costs of ViaMichelin, and the consolidation of the external growth operations completed in the course of the year (Romania, China) have had the expected negative impact on the operating income, for a total 50.3 million Euros.

In 2002, the Romanian and Chinese businesses will be progressively allocated to the Passenger Car / Light Truck and Truck sectors.

Outlook for 2002

Michelin is forecasting a difficult 2002, in the continuity of 2001:

- With the first half already looking challenging, the poor visibility for the second authorizes no easing of the measures ;
- Although the initial recess in raw material purchasing costs should not exceed 1% compared to 2001, Michelin should be able to benefit in a significant manner from the lower price levels registered in the second half 2002, because of the traditional lag between the purchasing costs of raw materials and their translation into the cost of goods sold (3 to 6 months);
- Oil prices at 22 US dollars / barrel on average across the year
- Lastly, the Euro should stay around 0,90 dollar.

Within the uncertain environment which characterizes 2002, the structural and lasting improvements that Michelin has accomplished over several years now will enable it to nonetheless improve its financial performance:

- Rationalizations currently underway in Europe as well as in North America, will substantially lower the cost structure : up to 25 million Euros in Europe, on top of the 1999 plan, and up to 125 million dollars in North America, notably;
- The very significant achievements of 2001 will help further adequately align the level of inventories with the expected evolution of markets.

Based on these elements, the Group is targeting for 2002 an operating margin between 6.7% and 7.4%.

***

The Financial Statements of the Compagnie Générale des Etablissements Michelin show a profit of 452,871,105.91 euros. They have been presented to the Supervisory Board. The partners will summon a General Shareholders' meeting on Friday, May 17, 2002 at 9:00 am in Clermont-Ferrand (France). They will propose to pay a dividend of 0,85 euro per share, net, before fiscal credit, on May 22, 2002.

***

A more detailed report on the 2001 accounts is available upon written request to the Investors Relations Department, or on internet at the following address www.michelin.com and www.michelin.fr or by phoning at this Toll Free Number 0 800 000 222.

The Net sales for the first quarter 2002 will be made public on April 24, 2002 following the closing of the Paris Stock Exchange.

For those wishing to obtain more information on the tire markets and on Michelin, a Fact-book is available on www.michelin.com/corporate/investorrelations/fr/fact_book.jsp or in the form of a CD-ROM (from March 2002) upon request to the Investor Relations Department

For further information

Investor relations

Eric Le Corre : + (33) 4.73.32.77.92

Laurent Cavard : + (33) 4.73.32.18.02

Individual shareholders relations

Jacques Thonier : + (33) 4.73.98.59.00

Press relations

Fabienne de Brébisson : + (33) 1.45.66.10.72

+ (33) 6.08.86.18.15

Consolidated statement of income Year ended December 31, 2001

(in thousands of euros)	2001	2000
OPERATING REVENUE		
Net sales	**15,774,608**	15,395,573
Reversal of allowances	**21,216**	22,046
Other operating revenue	**491,670**	392,788
	16,287,494	**15,810,407**
OPERATING EXPENSES		
Purchases used in production	**5,585,622**	5,212,204
Payroll costs	**5,241,525**	5,136,598
Other operating expenses	**3,232,384,**	3,095,234
Taxes other than on income	**232,054**	225,730
Depreciation and amortization	**937,961**	955,304
Charges to allowances and provisions	**17,777**	22,877
	(15,247,323)	**(14,647,947)**
OPERATING INCOME	**1,040,171**	**1,162,460**
NET INTEREST EXPENSE	**(320,779)**	(314,388)
OPERATING INCOME FROM ORDINARY ACTIVITIES	**719,392**	848,072
NET NON-RECURRING EXPENSES	**(28,906)**	(75,844)
INCOME TAXES	**(329,712)**	(290,447)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**360,774**	481,781
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	**(12,834)**	(1,225)
AMORTIZATION OF GOODWILL	**(33,996)**	(42,193)
NET INCOME BEFORE MINORITY INTEREST	**313,944**	**438,363**
NET INCOME	**295,967**	399,045,
Minority interest	**17,977**	39,318
Basic earnings per share	**2.20**	2.96
Diluted earnings per share	**2.20**	2.96

Consolidated balance sheet at December 31, 2001

	2001	2000
Issued, uncalled capital	**0**	0
FIXED ASSETS		
Goodwill	**319,408**	282,718
Intangible assets	**114,739**	122,608
Property, plant and equipment	**6,409,851**	5,942,514
Investments	**415,561**	451,327
Investments at equity	**77,576**	80,939
	7,337,135	6,880,106
CURRENT ASSETS		
Inventories	**3,302,052**	3,564,377
Trade receivables	**3,389,533**	3,340,431
Other receivables, prepaid expenses and accrued income	**2,414,141**	2,427,013
Cash equivalents	**176,389**	184,036
Cash	**762,625**	746,441
	10,044,740	10,262,298
TOTAL ASSETS	**17,381,875**	**17,142,404**

	2001	2000
SHAREHOLDERS' EQUITY		
Common stock (1)	**269,432**	269,432
Paid-in capital in excess of par (1)	**1,609,476**	1,609,476
Retained earnings (2)	**2,117,475**	1,964,702
	3,996,383	3,843,610
MINORITY INTERESTS	**329,540**	310,919
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,325,923**	4,154,529
PROVISIONS FOR CONTINGENCIES AND CHARGES	**3,958,649**	3,710,955
LIABILITIES		
Subordinated debt	**1,026,598**	0
Long and short term debt	**4,793,869**	5,856,472
Trade payables	**1,451,246**	1,589,933
Other payables, deferred income and accrued expenses	**1,825,590**	1,830,515
	9,097,303	9,276,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,381,875**	**17,142,404**
1) Parent company		
2) Including net income for the year	295,967	399,045

CONSOLIDATED STATEMENT OF CASH FLOWS 2001

Michelin Group – in thousands of euros	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	**313,944**	438,363
Adjustments to reconcile net income before minority interests to net cash provided by operating activities :		
- Depreciation	**976,877**	1,055,060
- Allowances, provisions and deferred taxes	**326,398**	(51,543)
- Net gains on disposal of assets	**(290,702)**	(14,142)
- Other	**(3,911)**	(12,030)
Cash Flow	**1,322,606**	1,415,708
- Change in inventories	**281,063**	(248,996)
- Change in receivables	**(3,795)**	(246,701)
- Change in payables	**(218,294)**	185,038
- Other changes in working capital	**(119,060)**	(87,560)
Net change in working capital	**(60,086)**	(398,219)
Net cash provided by operating activities	**1,262,520**	**1,017,489**
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	**(1,316,714)**	(1,201,210)
- Additions to investments	**(240,270)**	(242,111)
Total	**(1,556,984)**	(1,443,321)
- Proceeds from disposals of property, plant and equipment and intangible assets	**60,734**	109,746
- Proceeds from disposals of investments	**424,499**	76,312
Total	**485,233**	186,058
Net investment for the period	**(1,071,751)**	(1,257,263)
Impact of changes in Group structure	**(4,268)**	(3,257)
Net change in working capital	**121,931**	2,266
Net cash (used) provided by investing activities	**(954,088)**	**(1,258,254)**
CASH FLOWS FROM FINANCING ACTIVITIES		
- Dividends paid to parent company shareholders	**(104,662)**	(93,109)
- Other dividends pais	**(78,087)**	(67,019)
Total	**(182,749)**	(160,128)
Change in long and short term debt	**(162,619)**	436,664
Net change in working capital	**39,743**	(4,215)
Net cash (used) provided by financing activities	**(305,625)**	**272,321**
Effect of exchange rate changes on cash and cash equivalents	**5,730**	18,439
Change in cash and cash equivalents	**8,537**	**49,995**
Cash and cash equivalents at beginning of period	**930,477**	**880,482**
Cash and cash equivalents at the period end	**939,014**	**930,477**
o/w - Cash	**762,625**	746,441
- Cash equivalents	**176,389**	184,036

SEC File #82-3354

PRELIMINARY OFFERING MEMORANDUM
AVAILABLE TO EMPLOYEES OF THE MICHELIN GROUP
ON THE OCCASION OF A CAPITAL INCREASE IN CASH
CONCERNING UP TO 1,300,000 MICHELIN SHARES
RESERVED FOR EMPLOYEES OF THE MICHELIN GROUP
PARTICIPATING IN THE GROUP SAVINGS PLAN

Expected subscription period: from April 11, 2002 through April 30, 2002

COB

Approval of the French *Commission des opérations de bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code, the French *Commission des opérations de bourse* approved this notice by visa No. 02-076 dated January 30, 2002, in accordance with its Regulation No. 98-01. This preliminary offering memorandum was prepared by the issuer and its signatories assume responsibility therefor. This approval implies neither approval of the timeliness of the operation nor validation of the accounting and financial data submitted herewith. Approval was given following a review of the relevance and consistency of the information provided in the context of the operation proposed to investors.

Warning
The French Commission des opérations de bourse draws the public's attention to the fact that subscribed shares may not be sold or otherwise transferred by their owners for a period of five years, with the exception of the cases of early release provided for by Article R 442-17 of the Labor Code.

A Reference Document was registered with the *Commission des Opérations de Bourse* on April 30, 2001 under No. R. 01-160

This Reference Document and Offering Memorandum represent the preliminary prospectus for the share issue reserved for employees of the MICHELIN Group that is described in this preliminary offering memorandum.

A legal notice will be published in the *Bulletin des Annonces Légales Obligatoires* (listing of required legal notices) at a later date.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
MICHELIN ET CIE.
A French *société en commandite par actions* (joint-stock limited partnership) – Capital: €269,431,746
Registered Offices: 12, cours Sablon – Clermont-Ferrand (Puy-de-Dôme) – FRANCE
Clermont-Ferrand Corporate Register No. 855 200 887

CONTENTS

Principal Features of the Offering		3
Section I:	Person Responsible for the Prospectus, Persons Responsible for the Audit, and Person Responsible for the Information	4
Section II:	Description and Features of the Offering	6
Section III:	General Information on the Issuer and its Capital Stock	14
Section IV:	Information on the Issuer's Business	16
Section V:	Assets – Financial position — Results	20
Section VI:	Managing and Supervisory Boards	28
Section VII:	Recent Events and Future Outlook	29

PRINCIPAL FEATURES OF THE OFFERING

Issuer	COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (hereinafter the "Company")
Number of shares being offered	Up to 1,300,000 shares, with a par value of €2, representing 0.96% of the capital stock
Subscription price	The subscription price may not be less than 80% of the average opening prices for the share for 20 trading sessions prior to the date of Management's resolution setting the date subscription begins, rounded up to the nearest whole euro.
Entitlement date of new shares	January 1, 2002
Subscription period	From April 11, 2002 through April 30, 2002
Date of capital increase	July 8, 2002 (tentative date)
Listing of new shares	Scheduled for July 12, 2002 on the *Premier Marché* of Euronext Paris SA on the same lines as existing shares
Method for holding shares	. Direct . FCPE (collective shareholding savings plan) for Colombia
Market price of share (Euronext Paris, *Premier Marché*)	High and low between January 2, 2001 and January 11, 2002: Low: €23.84 and high: €43.50

SECTION I

PERSON RESPONSIBLE FOR THE PROSPECTUS, PERSONS RESPONSIBLE FOR THE AUDIT, AND PERSON RESPONSIBLE FOR THE INFORMATION

1.1 Person Responsible for the Prospectus

Edouard Michelin, one of the Managers.

1.2 Declaration of the Person Responsible for the Prospectus

"To the best of our knowledge, the information in this document reflects the actual position of the Company, and provides investors with all the information required to form an opinion on the assets, business, financial position, revenues and outlook for the issuer as well as the rights attached to the securities being offered. The document does not contain any omission that could materially affect the significance of such information."

Edouard Michelin
One of the Managers

1.3 Persons Responsible for the Audit

	Date of first appointment	Expiration of term
Statutory auditors:		
• Dominique Paul (1) 11, rue Marguerite 75017 Paris	June 26, 1992	2004
• Stéphane Marie (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004
Alternate auditors:		
• Pierre Dufils (1) 11, rue Marguerite 75017 Paris	June 12, 1998	2004
• Jacques Zaks (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004

(1) Partners of BEFEC-PRICE WATERHOUSE

(2) Partners of COREVISE

1.4 Declaration of Persons Responsible for the Audit

In our capacity as auditors of Compagnie Générale des Etablissements Michelin, we have reviewed, in accordance with French generally accepted accounting practices, the information relating to the financial position and historical financial statements contained in this prospectus, which has been prepared for a capital increase in cash concerning up to 1,300,000 Michelin shares reserved for employees of the Michelin Group having joined the Group Savings Plan. This capital increase was authorized by the Joint Ordinary and Extraordinary Shareholders' Meeting of May 18, 2001 and was covered in a report we prepared dated March 9, 2001.

This Prospectus was prepared under the responsibility of one of the Managers. It is our responsibility to express an opinion as to whether the information contained herein fairly presents the financial position and financial statements.

In accordance with French generally accepted accounting practices, our mission was to evaluate the fair presentation of the information relating to the financial position and financial statements, and verify their consistency with the financial statements that were the subject of a report. It also consisted of reading the other information contained in the prospectus in order to determine, if necessary, the existence of material misstatements on the financial position and financial statements, and pointing out any clearly misleading information that we may have detected on the basis of our general knowledge of the company acquired as part of our mission.

In accordance with French generally accepted accounting practices, we have audited the annual and consolidated financial statements for the years ended December 31, 1998, 1999 and 2000, as approved by the Managers or prepared at their request, and we have certified said statements without reservation or comments. They are presented in the Reference Document that we approved on April 30, 2001.

In accordance with French generally accepted accounting practices, we conducted a limited review of the semi-annual consolidated financial statements at June 30, 2000 and June 30, 2001, as presented in this Prospectus, which have also been covered in reports, and call for no comment on our part.

On the basis of our work, we have no comments to make concerning the fair presentation of the information on the financial position and the financial statements presented in this Prospectus which has been prepared for the proposed operation.

Paris, January 17, 2002

Dominique Paul

Stéphane Marie

Auditors:
Members of *Compagnie Régionale de Paris*

1.5 Person Responsible for the Information:

Michel Rollier
Chief Financial Officer
Tel. 04.73.32.20.00

SECTION II:

DESCRIPTION AND FEATURES OF THE OFFERING

2.1 Information on the listing of securities on the *Premier Marché* of the Paris Bourse

2.1.1 Type, class, number, par value, form, entitlement date

Listing of the following shares on the *Premier Marché* of the Paris Bourse:

In the offering described in this preliminary offering memorandum, the Company plans to issue up to 1,300,000 shares with a par value of €2 (the "New Shares"). This capital increase, with a total nominal value of €2,600,000, with no preemptive subscription rights for shareholders (the "Capital Increase"), will be decided pursuant to the authority granted by a Joint Annual and Special Shareholders' Meeting to be held on May 18, 2002 (see paragraph 2.2 below).

The share subscription will take place from April 11, 2002 through April 30, 2002.

The shares issued will be the same class and will be equivalent to the Company shares already listed on the *Premier Marché* of Euronext Paris S.A., and shall bear interest as of January 1, 2002.

2.1.2 Percentage of capital represented by the new shares

The New Shares, for which listing will be requested, will represent 0.96% of the Company's issued capital on the date Management decides to issue the 1,300,000 New Shares.

2.1.3 Scheduled initial trading date

Initial trading for the New Shares on the *Premier Marché* of the Paris Bourse is scheduled for July 12, 2002.

2.1.4 Listing on the *Premier Marché*

Trading symbol: MICP.PA
EUROCLEAR code: 12 126
ISIN code: FR000012 1261

2.1.5 Institution providing securities services for the issue

Société Générale

2.2 Information on the issue

2.2.1 Reasons for the operation

The purpose of the operation described in this preliminary offering memorandum is to allow employees of the Michelin Group to subscribe shares of the Company under preferential terms so that they can be more closely associated with the international development of the Company.

2.2.2 Context of the issue

2.2.2.1 Resolution of the Joint Annual and Special Shareholders' Meeting of May 18, 2001

In its Fifth Resolution, the Joint Annual and Special Shareholders' Meeting of May 18, 2001, voting in accordance with the provisions of Article L. 443-1 and following of the French Labor Code:

- authorized an increase in the Company's capital, on one or more occasions, through an issue of new shares subject to a maximum limit of 2% of the total capital stock, reserved for employees of the Company and French or international affiliated companies as this is defined by Article L. 225-180 of the French Commercial Code and, with respect to employees in France, who are members of a Group Savings Plan. The shareholders expressly waived their preemptive subscription rights in favor of said beneficiaries.

- resolved that the issue price of the shares subscribed by the beneficiaries described hereinabove may not be less than 80% of the average opening prices of the share during 20 trading sessions prior to the date of Management's resolution setting the initial subscription date, rounded up to the nearest whole euro; and

- in accordance with the legal and regulatory requirements within the limits and under the conditions described above or, if necessary, in accordance with the provisions adopted in the Group Savings Plan, granted all powers to the Managers to determine the terms and conditions of the capital increase no later than five years from the date of said Meeting and, in particular:

    - to approve the list of French or international companies cited above, whose employees participating in a savings plan will be able to participate in the in the capital increase so determined;

    - within the limits set by law, define the conditions that must be met by said employees in order to participate in this capital increase;

    - decide whether these employees will have to participate in the capital increase through individual subscription or a collective shareholding savings vehicle or other facilities or entities permitted by applicable legal or regulatory provisions;

    - decide on the number of shares to be issued, which will be immediately classified with existing shares, set the issue price which may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date on which Management sets the opening date for subscription, rounded up to the nearest whole euro;

    - set the subscription period and, within the limits defined by law, set the period given to subscribers to pay for the shares have subscribed;

- approve any other terms and conditions relating to the capital increase;
- charge the costs of this capital increase against the amount of premiums attached thereto;
- and, generally, do whatever is necessary to carry out the capital increase or any subsequent increases and, in particular, amend the relevant bylaws.

2.2.2.2 Management's decision

Under the authority and delegation of powers described hereinabove, Management plans to decide on April 5, 2002 to issue to employees of the Michelin Group 1,300,000 shares of the Company, with a par value €2, representing 0.96% of the capital on the date of said decision.

2.2.3 Description of the offering reserved for employees

On April 5, 2002, Management expects approve the issuance of up to 1,300,000 shares, representing 0.96% of capital. This offer is reserved for employees of the Company and French or international companies (1) in which it holds, directly or indirectly, at least 50% of the capital; (ii) that have joined the Group Savings Plan created for this purpose; and (iii) whose registered offices are located in the following countries: Brazil, Canada, Colombia, France, Germany, Hungary, Italy, Japan, Nigeria, Singapore, Spain, Switzerland, Thailand and the United States.

In addition, the beneficiaries—approximately 92,000 people out of a total Group work force of 130,000—must demonstrate that they have been employed three months on the date the subscription period is closed, i.e. April 30, 2002.

Pursuant to Article L. 225-138 IV of the French Commercial Code and Articles L 443-1 and following of the French Labor Code, the Company share subscription offer to employees will be made on preferential terms.

Pursuant to the provisions of Article L. 443-5 of the Labor Code and the authority granted by the Joint Annual and Special Shareholders' Meeting of May 18, 2001 cited in 2.2.1.1 above, a discount of up to 20% may be applied to the reference price, which is equal to the average opening prices of the Michelin share on the Paris Bourse for twenty trading sessions prior to the decision of Management described under 2.2.2.2 above.

The capital increase will be executed at the level of the number of shares actually subscribed. If demand exceeds the number of shares being offered, the number of securities allotted will be reduced as follows: subscriptions for up to ten shares will be filled in their entirety, and a proportional reduction will be applied over and above ten shares.

Subscribed shares must be held by the owners for a period of five years, except in the event of a case of early release as provided for by Article R. 442-17 of the Labor Code.

France:

For information purposes, the cases for early release provided for by Article R. 442-17 of the Labor Code are as follows:

- the marriage of the party or the signature of a civil solidarity agreement by the party;
- the birth or arrival in the home of a child for adoption, if the party's household already has at least two dependent children;

- divorce, separation or dissolution of a civil solidarity pact which carries a judgement providing for the sole or shared custody of at least one child in the home of the interested party;

- disability of the participating employee, his children, spouse, or his partner under a civil solidarity pact. Disability is understood as defined in Sections 2 and 3 of Article L 341-4 of the social security code, or it must be recognized by a decision of the technical orientation and professional reclassification commission cited in Article L 323-11, or by the special education departmental commission, provided that the disability is at least 80 % and that the interested party performs no professional activity;

- death of the participating employee, his spouse, or the partner under a civil solidarity pact;

- termination of the employment contract;

- use of the sums saved for the establishment or acquisition by the participating employee, his children, his spouse, or the partner under a civil solidarity pact, of an industrial, commercial, trade or agricultural business, either individually, or in the form of a company, provided that said person effectively exercises control as this is defined by Article R 351-43, or for the establishment of another non-salaried profession in order to carry out such a profession, or for the acquisition of partnership shares in a co-operative production company;

- use of the sums saved for the acquisition or expansion of the employee's principal residence, which includes the creation of new living area as defined in Article R 111-2 of the building and housing code, provided that there is a building permit or a prior declaration of work, or for the renovation of the principal residence which has been damaged by a natural disaster recognized by ministry order;

- overindebtedness of the participating employee as this is defined in Article L 331-2 of the consumer code, on a request sent to the entity responsible for managing the employee's funds or to the employee's employer either by the chairman of the consumer excess debt commission, or by a judge, when the release of the rights appears necessary to pay the liabilities of the participating employee.

Countries outside France:

The shares or units of the FCPE (collective shareholding savings plan) are usually subject to the same conditions of non-transferability. In some countries, however, depending on local legislation, some cases of early release are not available and the lock-up period may be extended by contract.

2.2.4 Subscription price, number of shares to be issued and gross proceeds from the issue

The subscription price of the shares being offered will be set by Management on April 5, 2002 and may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date of Management's decision setting the initial subscription date, rounded up to the nearest whole euro.

Up to 1,300,000 shares with a par value of €2, representing 0.96% of the Company's capital on the date of Management's decision, will be offered. In the event that all shares are subscribed, gross proceeds from the share issue would total €2,600,000.

2.2.5 Terms of the issue

In some countries, the share offering may be subject to specific regulations. The recipients of this preliminary offering memorandum should be aware of any local restrictions and comply with them.

Any person in possession of this preliminary offering memorandum shall distribute or forward this memorandum in those jurisdictions only in compliance with applicable laws and regulations.

Any person who, for whatever reason, forwards or causes this preliminary offering memorandum to be forwarded in such jurisdiction, must draw the recipient's attention to the provisions of this paragraph.

2.2.6 Subscription period

The subscription period is April 11, 2002 through April 30, 2002.

2.2.7 Subscription terms and conditions

Employees who wish to subscribe the offer must use the application forms they will receive from their respective employers and forward these forms, along with the method of payment selected, to the personnel department of their organization.

With respect to Colombia, the subscription will be made through an FCPE (collective shareholding savings plan) that has been specifically set up for this purpose.

Two payment methods will be offered: either a single payment or a payment in twelve monthly installments, the first to be made in June 2002.

2.2.8 Terms of delivery of the new shares

Employees may directly subscribe for the New Shares, which will be in registered form, except in Colombia as described in the preceding paragraph.

An application for listing with Euronext Paris S.A. and Euroclear France S.A. will be filed for the New Shares.

2.2.9 Subscribers' irrevocable commitments

In accordance with the commitment made by the employee subscriber in accordance with the terms indicated on the application form, his decision will be irrevocable.

2.3 General information on the new shares

2.3.1 Rights attached to the shares issued

From the time they are issued, the new shares will be subject to the provisions of the Company's bylaws and shall bear interest as of January 1, 2002. In fiscal year 2002 and in subsequent years, they will entitle the owner to the same dividend that may be distributed to other shares with the same entitlement date.

They will be fully equal to existing shares as of the initial listing date.

All the shares are the same class and have equal rights in the distribution of earnings and liquidation surplus.

Ownership of a share carries automatically implies compliance with the Company's bylaws and resolutions of the Shareholders' Meeting.

Dividends are paid at the locations and on the dates set by the Shareholders' Meeting. Any dividend that is not claimed within five years from its payment shall be void as provided for by law.

In all Shareholders' Meetings, each shareholder member of such meetings, has as many votes as the number of shares he owns or represents, without limitation. However, two votes per share shall be allowed for owners or representatives of all paid-up shares that have been registered in the name of the same owner for at least four years, provided that the owner is a French citizen or a national of a member State of the European Union.

2.3.2 Negotiability of the shares

No clause in the bylaws limits the free negotiability of the shares that form the Company's capital stock.

Only the rules governing ownership of shares within the Group Savings Plan may limit the negotiability of said shares.

2.3.3 Obligations concerning disclosure of holdings

The bylaws do not stipulate for disclosure of holdings to the Company.

2.3.4 Form of the shares

The shares are in registered form.

2.3.5 Tax treatment of the shares

The following paragraphs summarize current French tax laws.

This summary is intended only to provide an overview of the tax treatment for amounts invested by employees of the Company or its French subsidiaries that are members of the Group Savings Plan (i) on the date the share are subscribed, (ii) on the date the dividends attached to the shares are received; and (iii) on the date the shares are transferred.

Furthermore, in some cases, such as the transfer of his residence abroad by an employee participating in the Group Savings Plan, a specific tax treatment may apply.

As this offering memorandum concerns an offering made to employees in several countries, those who wish to subscribe to the offer must refer to the documentation provided in their respective countries and consult their tax adviser.

(i) Tax treatment on the date the shares are subscribed by employees participating in the Group Savings Plan.

Employees' voluntary contributions:

- These contributions may not be deducted from taxable income.

Additional contributions from the employer:

- These contributions are exempt from the employee's income tax, provided that they are kept in the savings plan for at least five years. This exemption also concerns the early releases permitted by law.

- The contributions are subject to a general social security tax (CSG) of 7.5%, and to the contribution to repayment of the public debt (CRDS) at the rate of 0.5% under the terms applicable to wages and salaries. Therefore, the CSG and CRDS are deducted automatically by the employer at the time the individual rights are granted, but with a 5% tax allowance. The CSG withheld by the employer may not be deducted from the employee's total taxable income.

- These contribution are exempt from the 2% social security tax.

(ii) Tax treatment on the date the dividends attached to the shares of employees participating in the Group Savings Plan are received.

- Dividends are subject to income tax in the year they are received as income from securities and transferable assets. They are eligible for a general allowance of€1,220 for single taxpayers and €2,440 for couples filing jointly. The allowance is reserved for individuals who are residents of France for tax purposes and whose net taxable income does not exceed the last bracket on the income tax schedule.

- Tax credits *(avoirs fiscaux)* attached to these dividends are charged against income tax. If they cannot be charged, then the tax credits are returned.

- Distributed dividends are subject to the CSG (7.5%), the CRDS (0.5%) on income from assets (without applying the 5% allowance reserved for employees) and the 2% social security tax. Contributions and social security payments are collected annually based on a list issued by the tax services.

- The CSG calculated on dividends may be deducted up to 5.1% of the employees' total taxable income. The CRDS and the 2% social security tax may not be deducted.

(iii) Tax treatment on the date the shares of employees participating in the Group Savings Plan are transferred at the end of the five-year period or at any time in cases of early release permitted by law.

- Capital gains on disposals of securities realized from the sale of shares subscribed under the Group Savings Plan are expressly exempted from income tax.

- Capital gains are subject to the CSG (7.5%) and the CRDS (0.5%) on income from assets, as well as the 2% social security tax on the date the shares are transferred. These contributions and social security taxes are withheld by the institution managing the rights on the date employees request the transfer of their shares.

- The contributions and social security taxes paid may not be deducted from the employees' total taxable income.

2.3.6 Application and listing of the new shares

An application to list the new shares for trading on the *Premier Marché* of Euronext Paris S.A. and for the operations of Euroclear France S.A. will be filed immediately after they are issued.

As soon as they are listed for trading on the *Premier Marché* of Euronext Paris S.A., the New Shares will be fully ranked with the Company's shares already traded on this market.

2.4 Other listing markets

The Michelin shares are listed exclusively on the *Premier Marché* of Euronext Paris S.A.

2.5 **Trading volume and change in share price** (Euroclear code: 12126)

2001				Securities traded	
Date	Highest	Lowest	Last	Number	Amount in €
January	43.18	36.70	41.00	14,159,472	571,662,959
February	43.50	39.52	41.50	11,215,847	465,607,055
March	41.00	34.11	36.89	9,222,016	348,055,932
April	37.90	33.02	37.41	12,719,018	452,293,962
May	42.80	36.80	41.11	19,592,195	791,656,022
June	42.60	35.10	37.37	11,552,471	452,107,728
July	38.00	33.25	34.73	13,899,786	495,800,582
August	35.65	33.50	34.45	9,007,859	311,498,203
September	34.85	23.84	28.95	14,613,453	430,812,178
October	35.24	26.80	34.33	10,656,581	337,695,290
November	39.22	32.81	36.53	12,022,265	437,381,425
December	39.00	35.62	37.05	7,241,982	267,943,033
2002					
at January 22	40.10	36.36	40.00	6,815,486	264,008,065

2.6 Jurisdiction in disputes

When the Company is the defendant, jurisdiction in the event of disputes are the courts with jurisdiction for the Company's registered offices. The courts in which the Company may bring action will be determined on the basis of various criteria, particularly the nature, location and circumstances of the disputes.

SECTION III

GENERAL INFORMATION ON THE ISSUER AND ITS CAPITAL STOCK

Information concerning this Section III can be found in the Reference Document that was registered on April 30, 2001 with the French *Commission des Opérations de Bourse* under No. R 01-160 and is incorporated by reference in this preliminary offering memorandum. That information is completed as follows:

3.1 Authorizations for capital increases granted by the Shareholders' Meetings of June 12, 1998 and May 18, 2001

SECURITIES	EXPIRATION DATE		AMOUNT	
	WITH PSR (1)	WITHOUT PSR (1)	OF THE ISSUE	OF THE CAPITAL INCREASE with or without PSR (par value)
Capital increase in cash	June 11, 2003	—	—	€100 million
Capital increase reserved for employees	—	May 17, 2005	—	€5,400,000
Capital increase from exercise of subscription options reserved for managers and executives	—	July 17, 2004	—	€4,600,000
Capital increase through exchange offers	—	May 17, 2004	—	€100 million
Allotment of bonus shares	June 11, 2003		—	€100 million
Convertible bonds	June 11, 2003	May 17, 2004	€1 billion	€100 million
Bonds with equity warrants	June 11, 2003	May 17, 2003	€1 billion	€100 million
Compound securities	June 11, 2003	June 11, 2003	€1 billion (in case of bond issues)	€100 million
Equity warrants · **free of charge**	June 11, 2003			€100 million
· **for a fee**	June 11, 2003	May 17, 2002	—	€100 million

(1) PSR: Shareholders' preemptive subscription right

Note: - The authorizations granted by the previous Special Shareholders' Meetings are null and void.
To date, the authorizations listed above have not been used.

3.2 Breakdown of capital stock at December 31, 2001

Number of shares held by the Company in its own name: 4,140,457 shares representing 3.07% of the capital, which include:

- 2,603,774 shares held at December 31, 1999 and purchased at an average cost of €43.09
- 1,249,901 shares purchased in 2000 at an average cost of €36.22
- 568,594 shares purchased in 2001 at an average cost of €33.90
- In 2000 the Company did not sell any shares, while in 2001 it sold 281,812 shares at an average price of €44.25.

The Joint Annual and Special Shareholders' Meeting of May 18, 2001 authorized a share buy-back plan:

- Subject to the following limits:
  Number of shares representing up to 10% of the capital stock:
  - maximum purchase price: €76
  - minimum sale price: €38
  - term of authorization: 18 months from said Meeting

- For the following purpose:
  To regularize the market price of the shares, to convert or transfer the shares, to exchange or give the shares as payment, particularly as part of financial transactions such as acquisitions, or at the time of an issue of securities giving access to capital either directly or indirectly, for payment of securities contributed under a share exchange offer, arbitrage with payment of dividends, the allotment of said repurchased shares to employees of the Company and companies of the Group in order to carry out employee shareholding operations pursuant to Articles L. 443-1 and following of the French Labor Code, and to grant options pursuant to Article L. 225-179 of the Commercial Code, and to cancel the shares, in whole or in part, under the authority granted for this purpose by the Fourth Resolution of the Special Shareholders' Meeting of June 11, 1999, in order to optimize management of the Company's equity and net earnings per share.

This plan led to the publication of an Information Memorandum approved by the French *Commission des opérations de Bourse* under No. 01-453 on April 26, 2001.

3.3 Dividends

The Joint Annual and Special Shareholders' Meeting of May 18, 2001 approved a dividend payment of €0.80 per share, with a tax credit of €0.40, which brings the total income for shareholders entitled to such credit to €1.20 per share.

This dividend was paid on May 22, 2001.

SECTION IV

INFORMATION ON THE ISSUER'S BUSINESS

Information concerning this Section IV can be found in the Reference Document that was registered on April 30, 2001 with the French *Commission des opérations de Bourse* under No. R 01-160 and is incorporated by reference in this preliminary offering memorandum. It is completed by information contained in Sections V and VII of this memorandum as well as by the following information:

ViaMichelin

ViaMichelin, which made its Internet debut in May 2001, offers innovative and customized services needed for travel in and between cities: itineraries, Michelin's European road maps and new city maps, traffic and weather information, hotels and restaurants, tourist services, magazine, etc.

Thanks to Michelin's strong brand awareness in the road and travel segments, and given the Group's experience in information technologies, ViaMichelin's growth has been driven by a particularly strong market environment:

- significant growth in information services for car travel,
- substantial development of digital services linked to travel in Europe,
- significant growth in the number of users of new off-line and on-line media, fixed or wireless, etc.

As a result, Michelin intends to become the European leader in digital services for travelers, both consumers and professionals.

Pax System

In July 2001, Michelin announced the signature of a partnership agreement to develop the Pax System technology with Sumitomo Rubber Industries, known particularly for the Dunlop brand.

After Pirelli and Goodyear, this agreement demonstrates the importance of the new technology invented and developed by Michelin, that should become the new market standard.

The agreement came at a time when Renault began to offer its new SCENIC model with the Pax System as an option. Since then, Renault has decided to mass-market two Scénic models equipped with the Michelin Pax System on the French market, beginning in February 2002. The Pax System technology continues to be offered as an option in the other European countries.

Romania

The acquisition of manufacturing sites for car, light truck and heavy truck radial tires will position the Group as the leader in the Romanian market and will open up attractive opportunities in the central and eastern European markets.

Assistance to victims of the terrorist attacks on the United States

Following the terrorist attacks of September 11, 2001, Michelin wanted to express its solidarity and assist the people affected by the disaster.

A Victim's assistance Fund, totaling one million dollars, was set up by the Company during the days immediately after the tragedy.

Strategic agreement with Bosch

At the Frankfurt Auto Show last September, Michelin and Bosch made public their partnership agreement to develop and market vehicle dynamic stability systems. These systems will significantly improve safety and mobility thanks to an optimized coupling between tires and electronic vehicle-control technology.

Several projects are currently being developed by the Michelin and Bosch teams. One of the first projects is designed to increase vehicle mobility in the event of a loss of tire pressure, by combining the Michelin Pax System technology with the ESP electronic stabilization program or even Bosch's future brake-by-wire systems. The introduction of such an integrated system is scheduled for 2004. Moreover, production of a system that reduces braking distance by 15% by combining the ESP with high-performance tires is expected by 2005.

Michelin/TRW alliance

One year after our partnership with TRW was announced, the "EnTire Solution," a new system that is the result of our combined expertise, has been selected by a leading European maker.

This complete and innovative monitoring and alarm system designed for passenger cars and light trucks warns the driver as soon as there is a loss of pressure in a tire.

In the past few months, the Michelin and TRW teams have come to realize that the activities that brought them together today are only the first stage in the development of new joint projects. For example, the two companies are already actively working on the next generation of tire-monitoring systems for marketing in 2006.

It should be mentioned that TRW is an American component manufacturer and a leader in electronics, safety systems, steel frame control and transmission systems, and other components for the auto market. This Company employs 12,500 people in 16 countries.

"Michelin Challenge Bibendum"

On October 26-29 of last year, the third "Michelin Challenge Bibendum" was held in the United States between Los Angeles and Las Vegas. This proprietary car race organized by Michelin once again gave world car makers an opportunity to present the results of their environmental research and compare their cars.

Several vehicles using new technologies (electric engine, fuel cell, biofuels, hybrid or thermal engines with low emissions) were able to test their performance level in terms of energy economy, sound level, CO_2 emissions, road performance and design.

The "Michelin Challenge Bibendum" is part of the strategy of Sustainable Development adopted by the entire automobile industry and related sectors. Spectacular advances have been presented in these races. Michelin is grateful to auto and component manufacturers who are following Michelin in its efforts to protect the environment.

Thanks to the "Michelin Challenge Bibendum", the most innovative solutions in terms of energy savings, state-of-the-art technologies, combined with the advances in tire design made by Michelin's engineers, we can already envision the car of tomorrow that will benefit one winner—the Earth.

Concorde

At the request of EADS, Michelin developed a new tire technology for the Concorde.

In the weeks following the tragic Concorde accident, EADS contacted all tire manufacturers to find out whether current research could improve tire resistance to damage by foreign objects. Michelin offered its latest innovation in radial technology: the radial NZG (Near Zero Growth).

This new aircraft tire technology provides higher tire resistance to damage as well as substantial weight gain, two key qualities in the field of aviation.

Coming out of radial tire technology, this new tire completes the current radial aircraft tire offer. In fact, Michelin was the first manufacturer to apply radial technology to the international aviation industry in 1981.

This tire was presented at the Bourget Show in 2001 and, after some tests, was approved for resumption of Concorde flights.

North America

Given the economic slowdown in North America in the past year that worsened after last September's events, the decline in the tire market (sharp decline in the passenger car market and a more severe slowdown in the heavy truck segment) led Michelin to implement a plan to improve its competitive edge.

The plan calls for a $200 million cut in annual operating costs in the United States, Canada and Mexico. The savings – up to $125 million in 2002 – will involve a 7% cut in North American personnel by 2003, i.e. 2,000 jobs. Most of the job cuts are expected to be achieved through normal attrition or voluntary departures.

Despite some gains in market share, Michelin North America must continue to adjust its production capacity in order to remain competitive. The plants in Tuscaloosa, Alabama, and Spartanburg, South Carolina disclosed the details of the plans for their plants last November. A layoff plan, non-replacement in normal attrition, close-ended employment contracts, outsourcing agreements, and incentives for voluntary departures will be reviewed depending on circumstances.

In the second quarter, the implementation of this plan will result in an extraordinary charge of $100 million in the Group's financial statements.

Yugoslavia

Michelin and Société Tigar AD, the largest tire manufacturer in Yugoslavia, have maintained industrial relations for several years.

Last December, they decided to strengthen their relationship by forming a new joint venture company, with Michelin holding 25% and Tigar 75%.

Agreement with WABCO

Michelin and Wabco announced the launch of IVTM (Integrated Vehicle Tire Monitoring) in Europe. This is the first inboard pressure monitoring system introduced on the market and is specially designed for commercial vehicles (trucks, tractors, coaches, buses and their trailers or semi-trailers). It is the result of cooperation between the two groups' teams since 1997.

IVTM allows the driver to check the tire pressure on the dashboard before departure then, while on the road, the driver is immediately warned of any problems such as loss of pressure, low pressure or over-pressure. The driver who has been warned of abnormalities can react quickly, and take the necessary steps to restore regular pressure in total safety.

IVTM contributes to improved road safety and is designed to optimize tire use.

It will marketed by Wabco. A pre-production model will be available in February 2002 and industrial production will begin in the summer of 2002.

Competition

With 59 victories between 1979 and 1984, Michelin's top position in Formula 1 cars was accepted, confirming once again the radial's superiority. Yet the Formula 1 world has changed so much that in 2001 MICHELIN is not staging a "come-back", but is making a true "entry".

The reasons for this new determination are as follows:

- to meet the requests of our manufacturing clients,
- to demonstrate along with them our technological lead in the high-end segment,
- to further the Group's worldwide growth and improve its positioning in all markets, in particular those with high added value.

In a word, to move forward and get a return on investment in the medium term.

At the end of the 2001 season, it is clear that we have greatly exceeded these objectives: drivers of partner teams mounted the podium 11 times in 17 Grand Prix, with Juan Pablo Montoya and Ralf Schumacher at the wheel of their BMW Williams bringing Michelin 4 new victories in Formula 1.

As Edouard Michelin stated, "Michelin's objective in competition is to offer a competitive advantage to the teams and drivers." This is certainly the message heard by West McLaren Mercedes, the number two team in the 2001 Championship, who recently signed a cooperation agreement with Michelin beginning in 2002. As for Toyota, this manufacturer will join the Michelin-equipped F1 teams during the upcoming season, as scheduled.

And in the other races, Michelin is not to be outdone since, after the top two places at the Le Mans 24-hour race with Audi, the Maker/Driver team was successful in the 500 cm3 Motorbike World Championship with Honda and Valentino Rossi, and in the Superbike World Championship with Ducati and Troy Bayliss. In the Rallye World Championship, Michelin just won the world title for carmakers with Peugeot.

SECTION V

ASSETS – FINANCIAL POSITION – RESULTS

5.1 Business report for the first half of 2001

Despite a deteriorating economic environment, consolidated sales revenues totaled €7.71 billion against €7.38 billion in the first half of 2000. The 4.5% increase is primarily due to the positive impact (5.3%) of the cumulative change in sale prices that were applied in various markets and an improved sales mix. The impact of exchange rates was a positive 1.5%. However, the 2.2% drop in volume was below that of the world tire market.

Income from operations was €490.9 million, down from €540.0 million in the first half of 2000. The 49.1 million decline is primarily due to:

- the strong deterioration in the North American market,
- a substantial increase in commodity prices.

In this context, the Group was able to limit the decline in operating income by continuing to improve its sales mix and successful price increases, with the exception of the truck tire replacement market in North America.

The group posted a financial loss of €163.2 million, versus a loss of €148.5 million for the same period a year ago. The increase in financial charges is primarily due to the increase in the Group's debt.

Earnings before taxes, which was €391.5 million in the first half of 2000, amounted to €327.7 million.

Extraordinary income was €281.6 million. This includes the gross gain (€375 million) on the transfer of Peugeot S.A. securities and various charges related specifically to the 35-hour work week agreement (€40.8 million) signed by Manufacture Française des Pneumatiques Michelin and the fine (€19.8 million) levied by the European Commission.

Overall, consolidated net earnings for the first half totaled €369.5 million, up from €235.3 million for the same period in 2000.

Consolidated cash flow reached €623.4 million versus €728.8 million in the first half of 2000.

* * * * *

For the first half of 2001, the Company's corporate statements show sales of €177.5 million against €158.2 million in the first half of 2000. This represents royalties earned over this period from licensed companies which are eliminated in consolidation since they appear as charges on the statements of those companies. Earnings before taxes totaled €194.3 million versus €181.4 million in the first half of 2000. Net income in the first half was €183 million against €160 million a year ago.

5.2 Consolidated semi-annual financial statements

MICHELIN GROUP

CONSOLIDATED BALANCE SHEETS AT 6/30/2001 AND 12/31/2000
(in thousand euros)

	6/30/2001	12/31/2000		6/30/2001	12/31/2000
Subscribed capital not called	0	0	SHAREHOLDERS' EQUITY		
			Capital (1)	269,432	269,432
FIXED ASSETS			Premiums (1)	1,609,476	1,609,476
			Consolidated reserves and income (2)	2,267,570	1,964,702
Goodwill	282,196	282,718			
Intangible assets	117,791	122,608		4,146,478	3,843,610
Tangible assets	6,205,314	5,942,514			
Financial assets	489,274	451,327			
Securities valued using the equity method	84,304	80,939	MINORITY INTERESTS	320,075	310,919
	7,178,879	6,880,106	SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	4,466,553	4,154,529
			PROVISIONS FOR RISKS AND CHARGES	3,913,622	3,710,955
CURRENT ASSETS					
Inventories and work in progress	3,853,895	3,564,377			
Receivables and similar accounts	3,611,961	3,340,431	LIABILITIES		
Other income and pre-paid expenses	2,617,349	2,427,013			
Investment securities	161,894	184,036	Long- and short-term liabilities	5,990,798	5,856,472
Cash and liquid assets	503,377	746,441	Payables and similar accounts	1,450,639	1,589,933
			Other debt and accrued liabilities	2,105,743	1,830,515
	10,748,476	10,262,298			
				9,547,180	9,276,920
TOTAL ASSETS	17,927,355	17,142,404	TOTAL LIABILITIES	17,927,355	17,142,404
			1) of consolidating parent company		
			2) including net income for the period	355,787	399,045

MICHELIN GROUP

COMPARATIVE CONSOLIDATED INCOME STATEMENTS
(in thousand euros)

	01/01/2001 to 06/30/2001	01/01/2000 to 06/30/2000	01/01/2000 to 12/31/2000
OPERATING REVENUES			
Net sales	7,710,019	7,376,606	15,395,573
Write-back of allowances	10,265	5,032	22,046
Other operating revenues	199,445	174,078	392,788
	7,919,729	7,555,716	15,810,407
OPERATING EXPENSES			
Purchases used in production	2,589,825	2,380,802	5,212,204
Payroll costs	2,680,304	2,575,946	5,136,598
Other operating expenses	1,573,717	1,476,132	3,095,234
Taxes and duties	114,677	111,835	225,730
Depreciation allowance	461,065	460,222	955,304
Provision allowance	9,263	10,738	22,877
	(7,428,851)	(7,015,675)	(14,647,947)
OPERATING INCOME	490,878	540,041	1,162,460
FINANCIAL EXPENSES AND REVENUES	(163,177)	(148,527)	(314,388)
EARNINGS BEFORE TAXES OF CONSOLIDATED COMPANIES	327,701	391,514	848,072
EXTRAORDINARY EXPENSES AND REVENUES	281,649	(2,628)	(75,844)
INCOME TAX	217,126	137,136	290,447
NET INCOME OF CONSOLIDATED COMPANIES	392,224	251,750	481,781
SHARE IN INCOME OF COMPANIES VALUED USING THE EQUITY METHOD	(4,810)	1,383	(1,225)
ALLOCATIONS TO DEPRECIATION OF GOODWILL	17,907	17,753	42,193
NET INCOME	369,507	235,380	438,363
Group share	355,787	209,620	399,045
minority interests	13,720	25,760	39,318
Earnings per share	2.64	1.56	2.96
Diluted earnings per share	--	--	--

CASH FLOW

Michelin Group (in thousand euros)	6/30/2001	2000
OPERATING ACTIVITIES		
- Net income of consolidated companies	369,507	438,363
Elimination of expenses and revenues with no impact on cash:		
- Depreciation	480,690	1,055,060
- Provisions and deferred taxes	60,510	(51,543)
- Capital gains on disposals	(285,691)	(14,142)
- Other	(1,589)	(12,030)
Cash flow for the period	623,427	1,415,708
- Change in inventories and work in progress	(158,818)	(248,996)
- Change in receivables	(121,881)	(246,701)
- Change in payables	(152,302)	185,038
- Other changes	25,628	(87,560)
Change in working capital requirements	(407,373)	(398,219)
Net cash generated by operations	**216,054**	**1,017,489**
INVESTMENT ACTIVITIES		
- Purchases of tangible and intangible assets	(507,698)	(1,201,210)
- Purchases of and additions to financial assets	(113,790)	(242,111)
Total	(621,488)	(1,443,321)
- Disposals of tangible and intangible assets	21,015	109,746
- Disposals and reductions of financial assets	381,673	76,312
Total	402,688	186,058
Net investment for the period	(218,800)	(1,257,263)
Impact of changes in consolidation	(4,012)	(3,257)
Change in working capital requirements and other	39,816	2,266
Net cash linked to investment activities	**(182,996)**	**(1,258,254)**
FINANCING ACTIVITIES		
- Dividends allocated to parent company shareholders	(104,662)	(93,109)
- Other distributions	(73,389)	(67,019)
Total	(178,051)	(160,128)
Change in long- and short-term debt	(131,702)	436,664
Change in working capital requirements and other	7,337	(4,215)
Net cash linked to financing activities	**(302,416)**	**272,321**
Impact of change in exchange rates	4,152	18,439
Change in cash	**(265,206)**	**49,995**
Cash at beginning of period	**930,477**	**880,482**
Cash at period end	**665,271**	**930,477**
inc. - Cash in hand	503,377	746,441
- Investment securities	161,894	184,036

Change in shareholders' equity and minority interests
(in thousand euros)

	Capital	Capital-linked premiums	Consolidated reserves	Exchange rate adjustments	Net income	**Shareholders' equity**	**Minority interests**	**TOTAL**
Position at 12/31/1999 (pro forma)	**269,432**	**1,609,476**	**2,005,280**	**-632,867**	**282,522**	**3,533,843**	**304,391**	**3,838.234**
Distributions					-138,561	**-138,561**	**-21,567**	**-160.128**
Appropriation of undistributed earnings			143,961		-143,961	--	--	--
Earnings for the 2000 period					399,045	**399,045**	**39,318**	**438,363**
Exchange rates and other changes			10,616	38,667		**49,283**	**-11,223**	**38,060**
Position at 12/31/2000	**269,432**	**1,609,476**	**2,159,857**	**-594,200**	**399,045**	**3,843,610**	**310,919**	**4,154,529**
Distributions					-156,939	**-156,939**	**-21,112**	**-178,051**
Appropriation of undistributed earnings			242,106		-242,106	--	--	--
Earnings for the first quarter 2001					355,787	**355,787**	**13,720**	**369,507**
Exchange rates and other changes			13,678	90,342		**104,020**	**16,548**	**120,568**
Balance at 6/30/2001	**269,432**	**1,609,476**	**2,415,641**	**-503,858**	**355,787**	**4,146,478**	**320,075**	**4,466,553**

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AT JUNE 30, 2001

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements were prepared in accordance with French generally accepted accounting principles. The principles and methods applied in preparing the consolidated financial statements for the first half of 2001 comply with the provisions of Regulation 99-02 of the Accounting Regulatory Committee.

ACCOUNTING PRINCIPLES AND VALUATION METHODS

The interim consolidated financial statements at June 30, 2001 are prepared and submitted in accordance with accounting rules, and the applications of the principles of prudence, independence of fiscal years, and continuous operations including, if necessary, the recording of charges incurred annually on an accrual basis and by resorting to estimates if deemed necessary.

CHANGES IN CONSOLIDATION

The changes in consolidation have had no significant impact.

Shanghai Michelin Warrior Tire Co. Ltd.
On March 20, 2001 the Michelin Group formed a joint venture, in which it holds 70%, with the Chinese Shanghai Tire and Rubber Co. Ltd.
The new company, Shanghai Michelin Warrior Tire Co. Ltd., owns industrial assets dedicated to the manufacture of passenger car tires and will be consolidated at the end of the 2001 fiscal year. The amount of the stake, which is recorded under financial assets, is USD 56,087,000.

Tofan
The draft agreement for the acquisition by the Michelin Group of Tofan's passenger car and truck tire businesses, which was filed on April 6, 2001 with the Romanian Competition Council, is pending a decision by that body. No data to that effect has been included in the semi-annual financial statements.

CHANGES IN TREASURY STOCK

The number of treasury shares held by Compagnie Générale des Etablissements Michelin fell by 247,149 shares during the first half of 2001.

OFF-BALANCE-SHEET COMMITMENTS

No significant item has affected the Group's commitments since the closing date of the financial statements for the last fiscal year.

EXTRAORDINARY ITEMS

- Decrease of Peugeot S.A. stake
  On June 7, 2001, the Michelin Group sold 1,270,718 shares, representing 2.8% of the 3.8% stake it held in Peugeot S.A. Capital gains on the sale amounted to €375,021,000 before tax.

- Agreement on the 35-hour working week with *Manufacture Française des Pneumatiques Michelin*
  Non-recurring and extraordinary charges resulting from application of the agreement amounted to €40,800,000.

- Decision of the European Commission's Office of Competition
  Manufacture Française des Pneumatiques Michelin recorded a €19,760,000 fine as extraordinary charges.

DATA BY SECTOR (in thousand euros)

Business Sectors	Passenger car / Light truck	Truck	Other activities	Inter-sector eliminations	Total
			6/30/2001		
Sales revenues	3,874,648	1,905,591	2,350,005	- 420 ,225	7,710,019
Operating income	299,468	171,244	20,166		490,878
			6/30/2000		
Sales revenues	3,554,927	2,012,221	2,275,614	- 466,156	7,376,606
Operating income	211,569	284,143	44,329		540,041
			12/31/2000		
Sales revenues	7,686,396	4,092,712	4,807,026	- 1,190,561	15,395,573
Operating income	584,214	557,965	20,281		1,162,460

CONSOLIDATED INCOME STATEMENT AT 6/30/2001, 6/30/2000 AND 12/31/2000 (in thousand euros)

	6/30/2001	6/30/2000	12/31/2000
Net sales	**7,710,019**	**7,376,606**	**15,395.573**
Cost price of sales	5,528,262	5,207,792	11,206,293
Gross margin	2,181,757	2,168,814	4,189,280
Sales, administrative and general expenses	1,690,879	1,628,773	3,026,820
Total operating expenses	7,219,141	6,836,565	14,233,113
Operating income	**490,878**	**540,041**	**1,162,460**
Financial expenses and revenues	- 163,177	- 148,527	- 314,388
Earnings before taxes of consolidated companies	327,701	391,514	848,072
Extraordinary expenses and revenues	281,649	- 2,628	- 75,844
Income tax	217,126	137,136	290,447
Net income of consolidated companies	392,224	251,750	481,781
Share of income of companies valued using the equity method	- 4,810	1,383	- 1,225
Allocation to depreciation of goodwill	17,907	17,753	42,193
Net income	**369,507**	**235,380**	**438,363**
Group share	*355,787*	*209,620*	*399,045*
minority interests	*13,720*	*25,760*	*39,318*
Earnings per share	*2.64*	*1.56*	*2.96*
Diluted earnings per share	--	--	--

SECTION VI

MANAGING AND SUPERVISORY BOARDS

Information concerning this Section IV can be found in the Reference Document that was registered on April 30, 2001 with the French *Commission des opérations de Bourse* under No. R 01-160 and is incorporated by reference in this preliminary offering memorandum. On the date of this memorandum, the information remains accurate.

SECTION VII

INFORMATION ON RECENT EVENTS AND FUTURE OUTLOOK

Information concerning this Section IV can be found in the Reference Document that was registered on April 30, 2001 with the French *Commission des opérations de Bourse* under No. R 01-160 and is incorporate by reference in this preliminary offering memorandum. The information is completed as follows:

Sales revenues at September 30, 2001

In the third quarter, the Group is in line with data released at the end of July, despite an 11% decline in sales volume during September.

At €11.70 billion, consolidated revenues at September 30, 2001 rose by 3.6% thanks to a sales mix/price effect that is still very positive. Volumes fell by 2.4% in a sluggish world tire market.

	Year to date at September 30, 2001		3rd Quarter 2001	
	Total change (September 30, 2001/September 30, 2000)		Total change (3rd Quarter 2001/3rd Quarter 2000)	
	in million €	**in % year to date**	in million €	in aggregate %
	+ 409.4	**+ 3.6 %**	+ 76.0	+ 1.9 %
inc. exchange rates	**+ 65.9**	**+ 0.6 %**	- 47.1	- 1.2 %
Volumes	**- 271.7**	**- 2.4 %**	- 114.0	- 2.9 %
Sales mix/price	**+ 630.3**	**+ 5.7 %**	+ 240.8	+ 6.4 %
Consolidation	**- 15.0**	**- 0.1 %**	- 3.7	- 0.1 %

Change in net sales revenues
Year to date at September 30, 2001 / 9 months 2000

Sales revenues	**9 months 2001 (in million euros)**	Δ 9 months 2001/2000 (in %)
Group	**11,701.7**	+ 3.6 %
Passenger-Light truck	5,933.4	+ 6.5 %
Truck	2,904.7	- 3.6 %
Other activities	3,573.4	+ 4.6 %
Inter-sector eliminations	(709.9)	
	3rd Quarter 2001 vs 3rd Quarter 2000	
Revenues	**3rd Quarter 2001 (in million euros)**	Δ 3rd Quarter 2001/2000 (in %)
Group	**3,991.6**	+ 1.9 %
Passenger - Light truck	2,058.8	+2.2 %
Truck	999.1	- 0.3 %
Other activities	1,223.4	+ 7.2 %
Inter-sector eliminations	(289.6)	

In an environment that for several months has confirmed the economic slowdown anticipated by the Group, the September 11 attacks on the United States had immediate consequences on the North American tire markets. European

markets also declined in the final days of the third quarter, albeit to a lesser degree. As a result, sales volumes fell by 11% during the month of September alone. However, the fall in sales revenues during September was limited to 5%.

Significant improvement in its domestic performance and the first effects of the measures taken in April allow Michelin, over the third quarter, to be in line with data released at the end of July.

Outlook

In this uncertain environment, Michelin is pursuing a cautious management policy consisting of two elements:
strict cost control, strict inventory and investment control and, more generally, control of working capital requirements.

Structural improvement steps: start-up cost-cutting plan in North America, continue its plan to improve competitiveness in Europe that has been under way for almost two years. In this context, Michelin has announced the closing of the St Ingbert (Germany) and Burnley sites and some assembly shops in Stoke-on-Trent (United Kingdom) in 2002.

The Group has also signed an agreement with three French trade organizations providing for the establishment of an agreement on early termination of employment (CCA). This agreement, which was signed by the French government, calls for the early retirement of 4,900 people 57 and older. In return, there will be 2,000 new hirings during the same period. As a precaution, it was decided to fund a provision at December 31 for the charge related to the early retirements that will take place beyond the 2000-2002 plan for improving competitiveness in Europe. This plan was announced and funded in the second quarter of 1999.

To date, the Group has no perspective as to developments in the tire markets in 2002, given the uncertainty about the length, magnitude, and extension of the American recession to other regions.

This is why, in preparing for the year 2002, the Group decided to adopt a scenario for a difficult year. For this reason, from among the possible assumptions, it uses the assumption of a marked and protracted downturn in the North and South American and Asian economies with a contagious effect on Europe. Therefore, Michelin has begun a worldwide study of a series of additional cost-cutting measures. Furthermore, if needed, it would not rule out the implementation of measures designed to further adapt its capacities.

Adoption of these measures, combined with the portion of the CCA for France that has not yet been funded, will require additional extraordinary provisions for France of roughly €200 million at December 31, 2001.

All the provisions to be funded for the second quarter that have been announced to date, total approximately €300 million, including the provision already announced for the structural cost-cutting plan in North America. In total, Michelin should achieve a €150 million reduction in its operating costs over a full year in 2002 and an annual aggregate amount of at least €300 million by the end of 2003.